OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

April 20, 2010

<u>Via Electronic Transmission</u>
Michael Kosoff, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, DC 20549

Re: Panorama Series Fund, Inc.
Post-Effective Amendment No. 43
to the Registration Statement on Form N-1A
(SEC File No. 002-73969)

Dear Mr. Kosoff:

We have reviewed your comments on post-effective amendment 43 (the "Amendment") to the registration statement on Form N-1A (the "Registration Statement") for the Panorama Series Fund, Inc. (the "Funds" or individually a "Fund"), filed with the Commission on February 26, 2010. For your convenience, we have included each of your comments in italics, followed by our responses.

The captions used below correspond to the captions the Fund uses in the Amendment and defined terms have the meanings defined therein.

Comments:

1. General Prospectus Comments

a. *Fee Table*

i. *Please remove the language "The Fund does not charge an initial sales charge, redemption fee or contingent deferred sales charge" from the narrative preceding the fee table. If you wish to expressly state that there are no shareholder fees, you can add a "shareholder fees" section to the fee table.*

We have removed this sentence and added a "shareholder fees" section to the table.

ii *Please revise the last two sentence of the narrative preceding the fee table to include language to the effect that the table below does not reflect the impact of any charges by your insurance company. If they did, expenses would be higher.*

We have revised this language as requested.

iii. *As the funds (other than International Growth Fund) may invest in a Money Market Fund, please confirm supplementally that the funds do not have any acquired fund fees and expenses in excess of one basis point as per Form N-1A, item 3, instr. 3(f)(i).*

Only one Fund had more than one basis point of acquired fund fees and expenses. Those fees and expenses have been included in the table as required.

iv. Fee Table – Please provide completed fee tables (including any footnotes) to the staff via an EDGAR correspondence filing as soon as these figures are available.

The completed fee tables have been provided via EDGAR correspondence and will be included in the revised Registration Statement filings.

b. *Portfolio Turnover – If the portfolios can only be held by tax-advantaged accounts, please remove the disclosure regarding taxable accounts.*

We have determined that shares of the Funds can only be held by tax-advantaged accounts. Therefore we have removed the referenced disclosure from the Portfolio Turnover section.

c. *Principal Risks and Strategies – The Principal Strategies and Principal Risks disclosure is very long. Please consider revise the item 4 disclosure, particularly the principal risks, as item 4 is only intended to be a summary of the information found in the item 9 disclosure. (Note: Although not statutorily required, the summary prospectus is not intended to exceed four pages in length.)*

We believe that the Summary Prospectuses for these Funds will be between four and five pages in length. We note that in a conference call with the ICI, on October 26, 2009, Commission staff reiterated that there was no set page length requirement and that the summary prospectus rules were not intended to limit the availability of important risk disclosure for investors.

d. *Principal Risks – Please move or remove the disclosure in the section "Who is the Fund Designed for?" from the Principal Risks section as this language is not specifically required or permitted by the form.*

As permitted by the Instruction to Item 4(b)(1)(i), we have included disclosure to "describe the types of investors for whom the Fund is intended or the types of investment goals that may be consistent with an investment in the Fund" in this section.

e. *Principal Risks – Please note that any portfolio with a turnover rate in excess of 100% should note high portfolio turnover as a principal risk.*

While two of the Funds had portfolio turnover rates higher than 100% during their most recent fiscal year, we do not consider that it poses a material risk to those Funds. We believe that the disclosure included in the newly required section "Portfolio Turnover" adequately informs investors about the consequences of high turnover rates.

f. *Principal Risks – Non-money market funds should not note the lack of insurance by the FDIC as a principal risk (see, e.g., Global Securities Fund).*

It is our understanding that some of the variable account providers that offer our Funds may do so in cooperation with an insured bank or banks. We have therefore included the language specified by Item 4(b)(1)(iii).

g. *The Fund's Past Performance*

i *Please move the first sentence of the narrative following the bar chart (regarding contract level expenses) to the narrative preceding the bar chart.*

We have moved this disclosure as requested.

ii *In the Total Return table, please include the following parenthetical following the name of the index "(reflects no deduction for [fees, expenses or taxes])*

We have included that parenthetical as requested.

h. *Taxes – Please consider revising the disclosure to more adequately explain the tax status of the funds as held by variable contract owners. (i.e., Special tax rules apply to life insurance companies, variable annuity contracts and variable life insurance contracts. For information on federal income taxation of a life insurance company with respect to its receipt of distributions form the Portfolio and federal income taxation of owners of variable annuity or variable life insurance contracts, see the accompanying prospectus for the applicable contract.)*

We have add this disclosure as requested.

i. *Item 9 Disclosure*

    i *Please reformat the headings in the item 9 disclosure – The large All-Caps headings make it difficult to determine what are the major headings and what are its sub-headings.*

        We have reformatted this section to clarify the heading levels.

    ii *Please make sure that all of the item 4 principal risks are explained in detail in the item 9 principal risk disclosure.*

        We have included all of the strategies and risks that we consider "principal" in the applicable Item 4 and Item 9 sections. We note however, that not all of the risks associated with a "principal strategy" are necessarily "principal risks" and not all of the strategies associate with "principal risks" are "principal strategies." Therefore, there may not always be a one-to-one correlation between the "principal risks" and "principal strategies" sections.

j. *Payments to Broker-Dealers and Other Financial Intermediaries – Please clarify supplementally whether payments are made to the "separate account" or to the insurance company sponsor of the variable contract.*

We have revised this disclosure to state that payments may be made to "insurance companies" that offer shares of the Fund.

k. *Price of Fund Shares – Please consider removing the disclosure about the receipt of orders by the Transfer Agent as this disclosure may not be relevant to owners of variable contracts.*

Since the Fund does not receive transaction requests directly from account owners, we feel that it is relevant for investors to understand the timing of transaction requests sent by their insurance company providers. This disclosure is included to make them aware of the fact that their insurance company providers must send transaction requests in a timely manner and the consequences of a failure to do so.

l. *Fair Value Pricing – The disclosure states that the Fund "may" fair value securities if events materially affecting the value of foreign portfolio securities occur between the times when the price is determined and the time when the Fund's net asset value is calculated. Please disclose instead that the Fund "will" fair value securities in its portfolio in these circumstances.*

To the extent that a Fund is able to fair value a security, it will do so. However, if market events prevent that, the Funds reserve the right to suspend sales or redemptions instead (as happened, for example, following the attacks on September 11, 2001). We have therefore not made any changes to this disclosure.

m. *How Can You Redeem Fund Shares – Please consider removing the language regarding Federal Funds wire as this disclosure may not be relevant to owners of variable contracts.*

We feel it is relevant to investors to know that funds are normally transmitted to their insurance company provider in a rapid and timely manner, and the circumstances in which delays might

occur, since that may affect the timing of the receipt of redemption proceeds in their insurance company accounts.

n. *Taxes – Please revise the reference to an insurance company prospectus to reference the variable contact prospectus.*

We have revised this disclosure as requested.

o. *Back Cover Page*

i *In the Internet disclosure, please explicitly state that the SAI and Annual and Semi-Annual Reports are available online at the specified internet address as per item 1(b)(1) of Form N-1A.*

We have revised the back cover page to more clearly indicate that those specified documents are among the Fund documents available online at our website.

ii *Please include the '40 Act number on the back cover page as per item 1(b)(4) of Form N-1A.*

We have included that number on the back page.

2. Growth Portfolio

a. *The cover page of the Prospectus lists two share classes being offered under this prospectus. Only one share class appears to be described in the prospectus. Please either update the cover page or revise the prospectus to reflect the two share classes.*

We have revised the cover page to indicate that this Fund only offers one share class.

b *Fee Table - The fund is not permitted include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement as per item 3 instr. 3(e) of Form N-1A. As such, please remove the disclosure regarding the two voluntary waivers. Also, you can only reflect the Money Market fee if it actually reduces the fund's operating expenses. In addition, please clarify why the money market waiver is a voluntary waiver, but appears to be unchangeable for one year.*

The Fee table has been revised to include only information regarding the expense limit that the Manager has voluntarily agreed to. This waiver is voluntary in that it may be withdrawn at any time after the end of the one year period following the effective date for the Fund's Registration Statement. It may not be withdrawn prior to that time.

c. *The Principal Strategies disclosure includes investments in derivatives. Please either remove this disclosure from the Principal Strategies section or explicitly include the risks of such investments in the Principal Risks section of the prospectus.*

We have removed the disclosure regarding derivatives from the Principal Strategies section.

d. *Please revise the item 9 Principal Investment Strategies and Risks Disclosure to reflect the item 4 principal strategies and risks. For instance, item 4 principal risks is supposed to be a summary of the principal risks disclosed in item 9; however, item 9 does not appear to disclose any principal risks. Item 9 strategies should also be a detailed discussion of the strategies describe in item 4 and should include the information required by the instructions to item 9(b)(1) of Form N-1A.*

We have revised the disclosure to discuss the principal risks of the Fund in both the item 4 and the item 9 sections.

e. *In the item 9 disclosure, the Risks of Derivative Instruments and the associated strategies disclosure should be moved to the item 9 principal strategies and risks disclosure.*

We have removed the discussion of derivatives from the Principal Strategies section and therefore have not included that discussion in the Principal Risks section or in the principal strategies and risks section of Item 9.

3. International Growth Fund

a. *Fee Table*

   i. *Please remove the footnote regarding acquired fund fees and expenses as it is not permitted or required by the form. Please also clarify supplementally why the money market waiver is a voluntary waiver, but appears to be unchangeable for one year.*

   We have removed that footnote as requested. The money market waiver is voluntary in that it may be withdrawn at any time after the end of the one year period following the effective date for the Fund's Registration Statement. It may not be withdrawn prior to that time.

   ii *The fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement as per item 3 instr. 3(e) of Form N-1A. As such, please remove the disclosure in footnote 2 regarding the two voluntary waivers. Please also clarify supplementally why the waivers are voluntary waivers, but appears to be unchangeable for one year.*

   The Fee table has been revised to include only information regarding the expense limitation, fee waivers and reimbursements that will remain in place for one year from the Registration Statement's effective date. These waivers are voluntary in that they may be withdrawn at any time after the end of the one year period following the effective date for the Fund's Registration Statement. They may not be withdrawn prior to that time.

b. *The Fund's Past Performance*

   i *Please specify which class is being represented in the bar chart.*

   The share class in the Bar Chart has been identified as the "Non-Service Shares."

   ii *Please remove the inception date from the parenthetic following the Non-service class shares.*

   We have removed that date as requested.

c. *Item 9 Principal Risks – As Emerging Markets Risk and Small/Mid-Cap Risk are disclosed in the item 4 principal risks, please fully disclose these risks in the item 9 principal risks disclosure.*

We have included information regarding emerging markets risk and small- and mid-cap risk in the item 9 disclosure.

4. Total Return Portfolio

a *Fee Table - The fund is not permitted include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement as per item 3 instr. 3(e) of Form N-1A. As such, please remove the disclosure regarding the two voluntary waivers. Also, you can only reflect the Money Market fee if it actually reduces the fund's operating expenses. In addition,*

please clarify why the money market waiver is a voluntary waiver, but appears to be unchangeable for one year.

The Fee table has been revised to include only the information regarding the expense limitation that will remain in place for one year from the Registration Statement's effective date. This limitation is voluntary in that it may be withdrawn at any time after the end of the one year period following the effective date for the Fund's Registration Statement. It may not be withdrawn prior to that time.

b. *Principal Risks*

   i   *The Principal Risks disclosure for foreign securities includes investments in Emerging Markets securities. Please either remove this disclosure from the Principal Risks section or explicitly include such investments in the Principal Strategies section of the prospectus.*

      We indicate in the Principal Strategies section that the Fund "can buy securities of companies and governments in any country, including countries with developed or emerging markets."

   ii *The Principal Strategies disclosure includes investments in asset-backed and mortgage-backed securities. Please either remove this disclosure from the Principal Strategies section or explicitly include the risks of such investments in the Principal Risks section of the prospectus.*

      In the "Principal Strategies" section, we have indicated that asset-backed securities are debt securities and mortgage-related securities are debt securities and derivatives. In the "Principal Risks" section, the "Main Risks of Debt Securities" and the "Main Risks of Derivatives" sections include the main risks that apply to asset-backed and mortgage-related securities.

c. *The Fund's Past Performance – If there is a broad based and a secondary index, a* brief *description of the secondary index is required in the narrative <u>preceding</u> the Average Annual Total Returns table.*

We have added a description of the Fund's second index as requested.

5. SAI Comments:

a. *Please include the classes to which the SAI relates on the cover page of the SAI as per item 14(a)(1) of Form N-1A.*

We have added this disclosure as requested.

b. *Disclosure of Portfolio Holdings – For each person/entity that receives portfolio holdings disclosure, please disclose the frequency with which information about portfolio securities is disclosed, and the length of the lag, if any, between the date of the information and the date on which the information is disclosed as per item 16(f)(2) of Form N-1A.*

In the paragraph preceding the list of recipients, we include information regarding when the entities listed receive portfolio information. It is not possible to list this information on an entity by entity basis.

c. *Please be sure to revise the SAI to reflect the Proxy disclosure Enhancements updates for Form N-1A. <u>See</u> Securities Act Release No. 9089 (Dec. 16, 2009).*

This information has been added as requested.

6. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the registrant and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- *The registrant is responsible for the adequacy and accuracy of the disclosure in the filings;*

- *staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the commission from taking any action with respect to the filing; and*

- *the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the deferral securities laws of the United States.*

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the amendment or this letter to the undersigned at:

> OppenheimerFunds, Inc.
> Two World Financial Center
> 225 Liberty Street, 16th Floor
> New York, New York 10281-1008
> Tel: (212) 323-5089
> Fax: (212) 321-4071
> nvann@oppenheimerfunds.com

> Sincerely,

> /s/ Nancy S. Vann

> Nancy S. Vann
> Vice President and Associate Counsel

cc: Denver Board of Trustees
     Paulita Pike, Esq.
     Eric Purple, Esq.
     Kate Ives, Esq.
     Gloria LaFond